Filed Pursuant to Rule 433

Registration No. 333-178202

Subject to Completion

Preliminary Term Sheet dated April 26, 2012

The notes are being issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May     , 2012

Units $10 principal amount per unit Term Sheet No. 24 CUSIP No. Pricing Date* May , 2012 Settlement Date* May , 2012 Maturity Date* July , 2013 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”) Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract Maturity of approximately 14 months 3-to-1 upside exposure to increases in the price of the Palladium Futures Contract, subject to a capped return of [23% to 27%] 1-to-1 downside exposure to decreases in the price of the Palladium Futures Contract, with 100% of your investment at risk All payments at maturity subject to the credit risk of SEK No periodic interest payments Limited secondary market liquidity, with no exchange listing

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Summary

The Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract due July     , 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Front-Month Palladium Futures Contract (the “Palladium Futures Contract”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4, dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000090342311000577/sec-424b3_1128.htm

▪	Prospectus and prospectus supplement, each dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000110465911066385/a11-30399_1f3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to SEK.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:

The Front-Month Palladium Futures Contract (Bloomberg symbol: “PA1 <Cmdty>”), which is the front-month palladium futures contract traded on the New York Mercantile Exchange (“NYMEX”) under the symbol “PA”. The front-month is the contract which is available for the next delivery. The Palladium Futures Contract that will be used to determine the Starting Value will be the contract scheduled for delivery in June 2012, and the Palladium Futures Contract that will be used to determine the Ending Value will be the contract scheduled for delivery in September 2013.

Starting Value:	The closing level of the Market Measure on the pricing date subject to the Pricing Date Market Disruption Calculation, as more fully described beginning on page P-12 of product supplement ARN-4
Ending Value:

The closing level of the Market Measure on the scheduled Calculation Day occurring shortly before the maturity date. The Calculation Day is subject to postponement in the event of Market Disruption Events, as described on page P-15 of product supplement ARN-4.

Capped Value:	[$12.30 to $12.70] per unit of the notes, which represents a return of [23% to 27%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-8.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Palladium Futures Contract will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the level of the Palladium Futures Contract decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forego the rights and benefits of owning palladium or any related futures contract.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪

You believe that the level of the Palladium Futures Contract will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning palladium or any related futures contract.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.50, the midpoint of the Capped Value range of [$12.30 to $12.70]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in palladium, as measured by the level of the Palladium Futures Contract.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $12.50 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.80		18.00%
108.00		8.00%	$12.40		24.00%
110.00		10.00%	$12.50	(2)	25.00%
120.00		20.00%	$12.50		25.00%
125.00		25.00%	$12.50		25.00%
130.00		30.00%	$12.50		25.00%
140.00		40.00%	$12.50		25.00%
150.00		50.00%	$12.50		25.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual levels of the Market Measure, see “The Palladium Futures Contract” section below. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value: 100

Ending Value:   80

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 104, or 104% of the Starting Value:

Starting Value:   100

Ending Value:    104

$10 +	[	$10 × 300% ×	(104 – 100)	]	= $11.20 Redemption Amount per unit
100

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:   100

Ending Value:    130

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.50 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” section beginning on page P-4 of product supplement ARN-4, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the SEC on March 19, 2012 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Palladium Futures Contract measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪

Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in palladium, as measured by the level of the Palladium Futures Contract.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-8 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

The business, hedging and trading activities of MLPF&S and its affiliates (including trades in palladium or related futures contracts) and any hedging and trading activities that MLPF&S or its affiliates engage in for their clients’ accounts may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to palladium or any related futures contracts.

▪	Suspensions or disruptions of trading in palladium and related futures contracts may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material Summary Tax Consequences” below and “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

In addition to these risk factors, it is important to bear in mind that the notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

The price movements in the Palladium Futures Contract may not correlate with changes in palladium’s spot price

The Palladium Futures Contract is a futures contract for palladium that trades on the NYMEX. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Palladium Futures Contract and not to the spot price of palladium, and an investment in the notes is not the same as buying and holding palladium. While price movements in the Palladium Futures Contract may correlate with changes in the spot price of palladium, the correlation will not be perfect and price movements in the spot market for palladium may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of palladium may not result in an increase in the price of the Palladium Futures Contract. The value of the Palladium Futures Contract may decrease while the spot price palladium remains stable or increases, or does not decrease to the same extent.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

There are risks associated with investing in palladium or palladium-linked notes.

Palladium prices are primarily responsive to global supply and demand. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 85% of mine production), the size and availability palladium stockpiles, as well as economic conditions in the countries that are the principal consumers of palladium, including the United States and China. Demand for palladium from the automotive industry, which uses palladium in catalytic converters, accounts for the majority of the industrial use of palladium. The primary non-industrial demand for palladium comes from investors of physically-backed exchange traded funds. Accordingly, reduced demand in these and other industries in which palladium is used could reduce the value of the notes.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Palladium Futures Contract.

The price movements in the Palladium Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts on palladium or similar underlying commodities that have more distant delivery dates than the Palladium Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Palladium Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.

The policies of the NYMEX are subject to change, in a manner which may reduce the value of the notes.

The policies of the NYMEX concerning the manner in which the price of palladium is calculated may change in the future. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Palladium Futures Contract. Any such actions could affect the price of the Palladium Futures Contract, and therefore, the value of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definitions of “Market Measure Business Day” and “Market Disruption Event” set forth in product supplement ARN-4.

Market Measure Business Day

A “Market Measure Business Day” means a day on which the Market Measure or any successor thereto is calculated and published.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined by the Calculation Agent:

(A) the suspension of or material limitation on trading in palladium, or futures contracts or options related to palladium, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in palladium, or futures contracts or options related to palladium, on the Relevant Market;

(C) the failure of the NYMEX (as defined above) to calculate or publish the official settlement price of palladium for that day (or the information necessary for determining the official settlement prices); or

(D) any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any our affiliates to unwind all or a material portion of a hedge that MLPF&S or its affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by NYMEX in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market on which members of the NYMEX, or any successor thereto, quote prices for the buying and selling of palladium, or if such market is no longer the principal trading market for palladium or options or futures contracts for palladium, such other exchange or principal trading market for palladium as determined in good faith by the Calculation Agent which serves as the source of prices for palladium, and any principal exchanges where options or futures contracts on palladium are traded.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

The Palladium Futures Contract

We have derived all information regarding the Palladium Futures Contract and the NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. The consequences of NYMEX discontinuing trading in the Palladium Futures Contract are discussed in the section entitled “Description of the Notes—Discontinuance of the Market Measure” beginning on page P-15 of product supplement ARN-4. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation or dissemination of information relating to the Palladium Futures Contract.

The Palladium Futures Contract is the front-month palladium futures contract traded on NYMEX. The Palladium Futures Contract trades in units of 100 troy ounces of minimum 99.95% pure palladium. The Palladium Futures Contract is published by Bloomberg under the symbol PA1 <Cmdty>.

The following summarizes selected specifications relating to the Palladium Futures Contract:

▪	Price Quotation: U.S. dollars and cents per troy ounce.

▪	Minimum Daily Price Fluctuation (Tick Size): $0.05 per troy ounce.

The value of the Palladium Futures Contract on any trading day will be the official settlement price of the front-month palladium futures contract on NYMEX, expressed in dollars and cents per troy ounce, as determined by NYMEX.

The following graph shows the monthly historical performance of the Palladium Futures Contract in the period from January 2007 through March 2012. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 20, 2012, the settlement price of the Palladium Futures Contract was 1580.40.

This historical data on the Palladium Futures Contract is not necessarily indicative of the future performance of the level of the Palladium Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the level of the Palladium Futures Contract during any period set forth above is not an indication that the level of the Palladium Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Palladium Futures Contract.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with the initial offering of the notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors – General” beginning on page P-4 and “Use of Proceeds and Hedging” on page P-22 of product supplement ARN-4.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Front-Month Palladium Futures Contract, due July , 2013

Material Summary Tax Consequences

You should read carefully the discussion under the section entitled “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

An investment in the notes includes the following U.S. federal income tax consequences:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Market Measure.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement ARN-4) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity, and will not be required to recognize current income prior to maturity or prior to such sale or exchange. Capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•

There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes. Accordingly, no assurance can be given that the IRS or any court will agree with this characterization and tax treatment. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. In addition, proposed changes in law or administrative guidance (including changes with respect to the taxation of derivatives contracts and commodities positions) could materially affect the tax treatment of the notes. As a result, the timing and character of income on the notes could differ materially from the above description. For example, it is possible that a holder of the notes could be required to accrue income over the term of the notes and/or recognize ordinary gain or loss upon maturity of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-9